SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE HUNDREDTH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. PLACE: Rua Coronel Dulcídio nº 800, city of Curitiba, State of Paraná. 2. DATE AND TIME: May 06, 2011 at 2:00 pm. 3. PRESIDING BOARD: Mauricio Schulman - Chairman; Lindolfo Zimmer - Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I	To approve the Company’s Strategic Plan and the guidelines for its development in 2011;
II	To approve the raising of funds by Copel Distribuição S.A. and the respective provision of guarantees;
III	To approve the hiring of KPMG Auditores Independentes to provide external auditing services for Copel, in accordance with the due bidding process;
IV	To approve and authorize the indications of representatives of Copel in associated and/or controlled companies;
V	To approve the planning of the internal audit for 2011-2012;
VI	To elect as members of the Company's Audit Committee: Paulo Procopiak de Aguiar, as Chairman and Financial Specialist; José Richa Filho and Pedro Luiz Cerize.

5. ATTENDANCE: Mauricio Schulman – Chairman; Lindolfo Zimmer - Executive Secretary; José Richa Filho; Ivan Lelis Bonilha; Paulo Procopiak de Aguiar e Pedro Luiz Cerize.

The Minutes of the Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 07 registered at the State of Paraná Trade Registry under no. 10/040141-4, on May 14, 2010.

LINDOLFO ZIMMER
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 17, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.